

July 19, 2023

Yahui Zhou
Chairman of the Board and Chief Executive
Opera Limited
Vitaminveien 4
0484 Oslo, Norway

  Re: Opera Ltd
    Registration Statement on Form F-3
    Filed July 14, 2023
    File No. 333-273242

Dear Yahui Zhou:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Liang (Alex) Tao